SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Western Gas Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

958254-10-4

(CUSIP Number)

Amanda M. McMillian

1201 Lake Robbins Drive

The Woodlands, Texas 77380-1046

(832) 636-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 958254-10-4	13D/A	Page 2 of 12

1	NAME OF REPORTING PERSONS Anadarko Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,422,004 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,422,004 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,422,004 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.5%
14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 958254-10-4	13D/A	Page 3 of 12

1	NAME OF REPORTING PERSONS Western Gas Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,422,004 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,422,004 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,422,004 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.5%
14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 958254-10-4	13D/A	Page 4 of 12

1	NAME OF REPORTING PERSONS WGR Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,422,004 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,422,004 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,422,004 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.5%
14	TYPE OF REPORTING PERSON HC; OO – limited liability company

CUSIP No. 958254-10-4	13D/A	Page 5 of 12

1	NAME OF REPORTING PERSONS Western Gas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO – limited liability company

* Western Gas Holdings, LLC, the sole general partner of Western Gas Partners, LP, owns 1,852,527 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Western Gas Partners, LP.

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission on May 23, 2008 (as amended prior to this Amendment No. 7, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests of Western Gas Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Statement filed as Exhibit D to the Schedule 13D. This Amendment is being filed to disclose the change in beneficial ownership of the common units by the Reporting Persons resulting from the issuance of 632,783 common units representing limited partnership interests (“Common Units”) from the Issuer to WGR Holdings (as defined below) on January 13, 2012, pursuant to the MGR Contribution Agreement (as defined below).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Issuer was formed in August 2007 as a Delaware limited partnership to indirectly own, operate, acquire and develop midstream energy assets that were previously indirectly owned and operated by Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”).

On May 14, 2008, the Issuer closed its initial public offering of 18,750,000 Common Units. In connection with the closing of the initial public offering, the Issuer entered into that certain Contribution, Conveyance and Assumption Agreement dated May 14, 2008 (the “IPO Contribution Agreement”), among the Issuer, Western Gas Holdings, LLC, a Delaware limited liability company (the “General Partner”), WGR Holdings, LLC, a Delaware limited liability company (“WGR Holdings”), WGR Asset Holding Company LLC, a Delaware limited liability company ( “Asset HoldCo” ), Anadarko, Western Gas Operating, LLC, a Delaware limited liability company ( “Operating GP” ), and WGR Operating, LP, a Delaware limited partnership (“OLP”). Pursuant to the IPO Contribution Agreement, the Issuer:

•	received 100% of the interests in Anadarko Gathering Company, LLC, Pinnacle Gas Treating LLC and MIGC LLC for further contribution to OLP;

•	issued 1,083,115 general partner units and all of its Incentive Distribution Rights (as defined in the Partnership Agreement) to the General Partner; and

•	issued 4,973,806 Common Units and 26,536,306 subordinated units representing limited partner interests of the Issuer (“Subordinated Units”) to WGR Holdings.

In connection with the initial public offering and the IPO Contribution Agreement, on June 11, 2008, the Issuer issued an additional 2,060,875 Common Units to the public pursuant to the partial exercise of the underwriters’ over-allotment option and 751,625 Common Units to WGR Holdings.

On December 19, 2008, the Issuer closed the transactions contemplated by the Contribution Agreement, dated November 11, 2008 (the “Powder River Contribution Agreement”), among Western Gas Resources, Inc. (“WGR”), Asset HoldCo, WGR Holdings, the General Partner (together with WGR, Asset HoldCo and WGR Holdings, the “Powder River Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Powder River Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Powder River Contributing Parties;

•	the Issuer paid the Powder River Contributing Parties $175,000,000 in cash consideration (which it borrowed from Anadarko pursuant to a Term Loan Agreement dated December 19, 2008); and

•	the Issuer issued 2,556,891 Common Units to WGR Holdings.

Concurrent with such closing, the General Partner received 52,181 additional general partner units in the Issuer after contributing its 2% undivided interest in the midstream assets, thereby maintaining its 2% general partner interest in the Issuer.

On July 22, 2009, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 10, 2009 (the “Chipeta Contribution Agreement”), among WGR, Asset HoldCo, Anadarko Uintah Midstream, LLC (“AUM”), WGR Holdings, the General Partner, WES GP, Inc. (“WES GP” and, together with the General Partner, WGR, Asset HoldCo, WGR Holdings and AUM, the “Chipeta Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Chipeta Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Chipeta Contributing Parties;

•	the Issuer paid the Chipeta Contributing Parties $101,450,500 in cash consideration (which it borrowed from Anadarko pursuant to a Term Loan Agreement dated July 22, 2008);

•	the Issuer issued 351,424 Common Units to WGR Holdings; and

•	the Issuer issued 7,172 general partner units to the General Partner.

On January 29, 2010, the Issuer closed the transactions contemplated by the Contribution Agreement dated January 29, 2010 (the “Granger Contribution Agreement”), among WGR, Asset HoldCo, Mountain Gas Resources (“MGR”), WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo, WGR Holdings and MGR, the “Granger Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Granger Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Granger Contributing Parties;

•

the Issuer paid the Granger Contributing Parties $241,680,000 in cash consideration ($210 million of which was borrowed under the Issuer’s revolving credit facility, and the remainder of which was cash on hand);

•	the Issuer issued 620,689 Common Units to WGR Holdings; and

•	the Issuer issued 12,667 general partner units to the General Partner.

On August 2, 2010, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 30, 2010 (the “Wattenberg Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “Wattenberg Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Wattenberg Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Wattenberg Contributing Parties through the acquisition of 100% of the membership interests in Kerr-McGee Gathering LLC;

•

the Issuer paid the Wattenberg Contributing Parties $473,100,000 in cash consideration (which was funded through: (i) $250 million borrowed under a term loan agreement, (ii) $200 million borrowed under the Issuer’s revolving credit facility, and (iii) cash on hand);

•	the Issuer issued 1,048,196 Common Units to WGR Holdings; and

•	the Issuer issued 21,392 general partner units to the General Partner.

On July 8, 2011, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 1, 2011 (the “Bison Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “Bison Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Bison Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Bison Contributing Parties;

•	the Issuer paid the Bison Contributing Parties $25,000,000 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 2,950,284 Common Units to WGR Holdings; and

•	the Issuer issued 60,210 general partner units to the General Partner.

On August 15, 2011, pursuant to the terms of the Partnership Agreement, 26,536,306 Subordinated Units held by WGR Holdings converted into Common Units on a one-for-one basis in connection with the expiration of the Subordination Period (as defined in the Partnership Agreement).

On January 13, 2012, the Issuer closed the transactions contemplated by the Contribution Agreement dated December 15, 2011 (the “MGR Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “MGR Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the MGR Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the MGR Contributing Parties through the acquisition of 100% of the membership interests in Mountain Gas Resources LLC;

•	the Issuer paid the MGR Contributing Parties $458,586,850 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 632,783 Common Units to WGR Holdings; and

•	the Issuer issued 12,914 general partner units to the General Partner.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) (1) WGR Holdings is the record and beneficial owner of 40,422,004 Common Units, which based on there being 90,773,782 Common Units outstanding as of February 24, 2012, represents 44.5% of the outstanding Common Units. WGR Holdings, as the 99% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,852,527 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.

     (2) Anadarko, as the indirect 100% owner of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 40,422,004 Common Units held of record by WGR Holdings, which based on there being 90,773,782 Common Units outstanding as of

February 24, 2012, represents 44.5% of the outstanding Common Units. Anadarko, as the indirect 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,852,527 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner.

     (3) WGR, as the sole member of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 40,422,004 Common Units held of record by WGR Holdings, which based on there being 90,773,782 Common Units outstanding as of February 24, 2012, represents 44.5% of the outstanding Common Units. WGR, as the sole member of WGR Holdings, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,852,527 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner.

     (4) The General Partner, as the sole general partner of the Issuer, does not beneficially own any Common Units of the Issuer. However, the General Partner does own 1,852,527 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer.

     (5) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph under the heading “Cash Distributions”:

In connection with the consummation of the transactions contemplated by the MGR Contribution Agreement, the Issuer amended the Partnership Agreement to permit the Issuer to make a special one-time cash distribution to WGR Holdings (without a corresponding distribution to the General Partner or the limited partners of the Issuer) in an amount equal to the cash consideration required to be paid by the Issuer under the MGR Contribution Agreement.

The last paragraph of Item 6 is hereby amended and restated in its entirety to read as follows:

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to (1) the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008, (2) Amendment No. 1 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008, (3) Amendment No. 2 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009, (4) Amendment No. 3 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009, (5) Amendment No. 4 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010, (6) Amendment No. 5 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010, (7) Amendment No. 6 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 8, 2011, and (8) Amendment No. 7 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 17, 2012, each of which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); Amendment No. 5 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference); Amendment No. 6 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 8, 2011 and incorporated herein in its entirety by reference); and Amendment No. 7 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 17, 2012 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 7, 2010 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); and Amendment No. 5 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (attached as Exhibit D to the Schedule 13D (File No. 005-84028) filed with the Commission on May 23, 2008 and incorporated herein in its entirety by reference).

Exhibit E	Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit G	Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit H	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Anadarko Uintah Midstream, LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit I	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Mountain Gas Resources LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit J	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit K	Contribution Agreement dated July 1, 2011, by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit K to Amendment No. 6 to Schedule 13D (File No. 005-84028) filed with the Commission on August 15, 2011).

Exhibit L	Contribution Agreement dated December 15, 2011, by and among WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference).

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 9, 2012	ANADARKO PETROLEUM CORPORATION

	By:	R. A. Walker
	Name:	R. A. Walker
	Its:	President and Chief Operating Officer

WESTERN GAS RESOURCES, INC.

	By:	R. A. Walker
	Name:	R. A. Walker
	Its:	Chairman of the Board and President

WGR HOLDINGS, LLC

	By:	R. A. Walker
	Name:	R. A. Walker
	Its:	President

WESTERN GAS HOLDINGS, LLC

	By:	Donald R. Sinclair
	Name:	Donald R. Sinclair
	Its:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); Amendment No. 5 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference); Amendment No. 6 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 8, 2011 and incorporated herein in its entirety by reference); and Amendment No. 7 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 17, 2012 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 7, 2010 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); and Amendment No. 5 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (attached as Exhibit D to the Schedule 13D (File No. 005-84028) filed with the Commission on May 23, 2008 and incorporated herein in its entirety by reference).

Exhibit E	Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit G	Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit H	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Anadarko Uintah Midstream, LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit I	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Mountain Gas Resources LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit J	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit K	Contribution Agreement dated July 1, 2011, by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit K to Amendment No. 6 to Schedule 13D (File No. 005-84028) filed with the Commission on August 15, 2011).

Exhibit L	Contribution Agreement dated December 15, 2011, by and among WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference).

Schedule 1

Executive Officers of Anadarko Petroleum Corporation

Robert G. Gwin

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, Finance and Chief Financial Officer of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 10,000 (less than 1%)

James T. Hackett

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chief Executive Officer and Chairman of the Board of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 30,100 (less than 1%)

Charles A. Meloy

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, Worldwide Operations of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 3,000 (less than 1%)

Robert K. Reeves

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, General Counsel, and Chief Administrative Officer of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 9,000 (less than 1%)

R. A. Walker

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Operating Officer of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 6,000 (less than 1%)

Directors of Anadarko Petroleum Corporation

Kevin P. Chilton

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Luke R. Corbett

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

John R. Gordon

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Managing Director of Deltec Asset Management LLC, an investment firm

Citizenship: USA

Amount Beneficially Owned: 0

Preston M. Geren III

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President of Sid W. Richardson Foundation which provides grants to non-profit organizations in Texas to help them achieve their goals

Citizenship: USA

Amount Beneficially Owned: 0

Peter J. Fluor

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman and Chief Executive Officer of Texas Crude Energy, Inc., a private, independent oil and gas exploration company

Citizenship: USA

Amount Beneficially Owned: 71,200 (less than 1%)

Paula Rosput Reynolds

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of Preferwest, LLC, a business advisory group

Citizenship: USA

Amount Beneficially Owned: 20,723 (less than 1%)

H. Paulett Eberhart

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands Texas 77380-1046

Principal Occupation: President of CDI Corp., a corporation which provides engineering and information technology outsourcing and professional staffing to its customers

Citizenship: USA

Amount Beneficially Owned: 1,000 (less than 1%)

James T. Hackett

(See above)

Executive Officers of Western Gas Resources, Inc.

Robert G. Gwin

Senior Vice President and Chief Financial Officer

(See above)

Robert K. Reeves

Senior Vice President

(See above)

R. A. Walker

Chairman of the Board and President

(See above)

Directors of Western Gas Resources, Inc.

Charles A. Meloy

(See above)

Robert K. Reeves

(See above)

R. A. Walker

(See above)

Executive Officers of WGR Holdings, LLC

R. A. Walker

President

(See above)

Robert G. Gwin

Senior Vice President and Chief Financial Officer

(See above)

Robert K. Reeves

Senior Vice President

(See above)

Danny J. Rea

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Vice President

Citizenship: USA

Amount Beneficially Owned: 16,613 (less than 1%)

Executive Officers of Western Gas Holdings, LLC

Donald R. Sinclair

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of Western Gas Holdings, LLC

Citizenship: USA

Amount Beneficially Owned: 114,536 (less than 1%)

Benjamin M. Fink

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, Chief Financial Officer, and Treasurer of Western Gas Holdings, LLC

Citizenship: USA

Amount Beneficially Owned: 1,887 (less than 1%)

Danny J. Rea

Senior Vice President and Chief Operating Officer

(See above)

Directors of Western Gas Holdings, LLC

Robert G. Gwin

Chairman of the Board

(See above)

Donald R. Sinclair

(See above)

R. A. Walker

(See above)

Milton Carroll

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman of CenterPoint Energy, Inc., an energy company

Citizenship: USA

Amount Beneficially Owned: 3,919 (less than 1%)

Anthony R. Chase

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Professor of Law at the University of Houston, a law school

Citizenship: USA

Amount Beneficially Owned: 35,719 (less than 1%)

James R. Crane

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman and Chief Executive of Crane Capital Group, a private equity investment firm

Citizenship: USA

Amount Beneficially Owned: 673,944 (less than 1%)

Robert K. Reeves

(See above)

David J. Tudor

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of ACES Power Marketing, a commodity risk management company

Citizenship: USA

Amount Beneficially Owned: 15,579 (less than 1%)

Charles A. Meloy

(See above)